Michael Best & Friedrich LLP Attorneys at Law 100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656

January 29, 2010 VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Nicholas High Income Fund, Inc. Ladies and Gentlemen:

We have acted as counsel to Nicholas High Income Fund, Inc. (the "Fund"), a corporation organized under the laws of the State of Maryland and registered under the Investment Company Act of 1940, as amended (the “1940 Act”), in connection with the preparation and filing of Post-Effective Amendment Nos. 106 and 47, under the Securities Act of 1933, as amended (the “Securities Act”) and the 1940 Act, respectively, to the Fund’s Registration Statement on Form N-1A (the "Registration Statement"), to be filed with the Securities and Exchange Commission (the “Commission”) on or about January 29, 2010. The Registration Statement relates to shares of the common stock of the Fund designated Class N, par value $0.05 per share, registered under the Securities Act and the 1940 Act, and is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

This letter is furnished to the Commission solely in connection with Post-Effective Amendment No. 106 under the Securities Act and No. 47 under the 1940 Act.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

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